UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------


                                    FORM 11-K


(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES
     EXCHANGE ACT OF 1934


     For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ___________________ to _____________________

     Commission file number 1-14050

     A. Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

                              Lexmark Savings Plan

     B. Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Lexmark International, Inc.
                            One Lexmark Centre Drive
                            740 West New Circle Road
                            Lexington, Kentucky 40550

                                    Form 11-K
                              Lexmark Savings Plan
                                December 31, 2004
                                      ----


                                                                           Pages

Report of Independent Registered Public Accounting Firm                        1

Financial Statements:

    Statements of Net Assets Available for Benefits                            2

    Statement of Changes in Net Assets Available for Benefits                  3

Notes to Financial Statements                                             4 - 11

Supplemental Schedule*:

    Form 5500, Schedule H, Line 4i - Schedule of Assets                  12 - 17
    (Held at End of Year)

Exhibits:

    Consent of Independent Registered Public Accounting Firm

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Lexmark Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lexmark Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP
_____________________________
PricewaterhouseCoopers LLP
Lexington, Kentucky
June 2, 2005

                              LEXMARK SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2004 and 2003

                            (in thousands of dollars)
                                      -----



                                                         2004             2003
                                                         ____             ____

                            Assets

Investments                                         $    518,054    $    459,941

Other receivables                                             50             282
                                                    ____________    ____________

       Total assets                                      518,104         460,223
                                                    ____________    ____________



                         Liabilities

Other payables                                               191             177
                                                    ____________    ____________

       Total liabilities                                     191             177
                                                    ____________    ____________

Net assets available for benefits                   $    517,913    $    460,046
                                                    ============    ============



The accompanying notes are an integral part of the financial statements.

                              LEXMARK SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2004

                            (in thousands of dollars)
                                      -----



                                                                          2004
                                                                          ____

Additions to net assets attributed to:
   Investment income:
       Dividend and interest income                                 $     12,918
       Net appreciation in fair value of investments                      36,596
                                                                        ________
                                                                          49,514
                                                                        ________

   Contributions:
       Employer                                                            9,012
       Participants                                                       29,319
                                                                        ________
                                                                          38,331
                                                                        ________

          Total additions                                                 87,845
                                                                        ________

Deductions from net assets attributed to:
   Benefits paid to participants                                        (29,899)
   Administrative expenses                                                  (79)
                                                                        ________

          Total deductions                                              (29,978)
                                                                        ________

          Net increase                                                    57,867

Net assets available for benefits:

   Beginning of year                                                     460,046
                                                                        ________

   End of year                                                     $     517,913
                                                                        ========

The accompanying notes are an integral part of the financial statements.

                              LEXMARK SAVINGS PLAN

                          Notes to Financial Statements
                                      -----



1.  Plan Description

     The Lexmark Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the "Company" or "Employer") and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in "time off with pay" benefits such as vacation, sick leave and personal leave, are eligible to participate.

    Contributions
    _____________

     The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $13,000 and $12,000 for the Plan years ending December 31, 2004 and 2003, respectively. The maximum employee contribution is $14,000 for the 2005 Plan year. All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ending December 31, 2004 and 2003 were eligible to make catch-up contributions up to $3,000 and $2,000, respectively. The catch-up contribution amount for 2005 is $4,000. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period. The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (rollover contributions). Rollover contributions, included in Participant Contributions on the statement of changes in net assets available for benefits, totaled $2,025,069 for the year ended December 31, 2004.

     A participant can designate and change the proportions in which his/her pretax contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds. The minimum allocation to each Fund is 1%.

     If the participant contributes to the Plan, the Company match is calculated such that the participant receives 50% of up to the first 6% of the participant's compensation contributed on an annual basis, regardless of the manner in which it is contributed during the year. Matching contributions may be allocated to the investment funds in any manner desired by the participants, subject to the requirements set forth in the paragraph above.

    Allocations to Participants
    ___________________________

     Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis. The investment fund options provided by

                              LEXMARK SAVINGS PLAN

                                      -----

1.  Plan Description, continued

     Allocations to Participants, continued
     ______________________________________


     the Trustee are mutual funds that do not assign units for contributions and earnings allocation, except for the Lexmark Stock Fund that is a direct purchase stock fund and the Fixed Income Fund that is a commingled fund.

    Vesting
    _______

     Participants are fully vested in their contributions and earnings thereon at all times. Participants become fully vested in the Company's matching contributions and earnings thereon upon completing three years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

    Withdrawals
    ___________

     A participant who has attained age 59 1/2 may withdraw in cash part (minimum of $500) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

     Hardship withdrawals are available according to provisions of the Plan if approved by the Plan administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and matching contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

    Distributions
    _____________

     In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $5,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are
     (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

     In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

     If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $5,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of

                              LEXMARK SAVINGS PLAN

                                      -----

1.  Plan Description, continued

     Distributions, continued
     ________________________

     vested benefits of $5,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will not be considered.

     The $5,000 limit is reduced to $1,000, including amounts attributable to rollover contributions and earnings thereon, effective for distributions made on and after March 28, 2005.

     Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A common stock. Fractional shares are distributed in cash.

    Participant Loans
    _________________

     A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan administrator based upon comparable rates offered by commercial lending institutions. As of December 31, 2004, loan interest rates in effect ranged from 5.25% to 10.75% with various maturity dates through January 16, 2010. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

    Forfeitures
    ___________

     Any portion of a participant's account balance in which the participant is not vested upon termination constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment. Forfeitures are applied to reduce administrative fees that would otherwise be assessed against participants' accounts. Any remaining forfeitures during any Plan year are applied to the Company's matching contribution obligation. Forfeitures were $90,087 for the Plan year ended December 31, 2004. Forfeited nonvested accounts totaled $71,390 and $25,208 as of December 31, 2004 and 2003, respectively.

                              LEXMARK SAVINGS PLAN

                                      -----

1.  Plan Description, continued


    Exchanges
    _________

     A participant may reallocate his/her account balance among the various investment options on a daily basis, however, there are certain restrictions that apply to participant exchanges. A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund or the Fidelity Freedom Income Fund because these are considered "competing," or similar, funds. Funds must first be transferred from the Fixed Income Fund to a "non-competing" fund for at least 90 days.

     In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

     With regard to the Lexmark Stock Fund, a participant may not exchange all or any portion of his/her account balance into the Lexmark Stock Fund from the first day of the last month of each quarter until after that quarter's earnings results for the Company are announced (the "Window Period"). A participant may make unlimited exchanges out and one exchange into the Lexmark Stock Fund per quarter. However, participants still may not make an exchange into the Lexmark Stock Fund during Window Periods. Senior managers and executives may not exchange into or out of the Lexmark Stock Fund during Window Periods. All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain plan sponsor approval for transactions that involve the Lexmark Stock Fund.


2.  Summary of Significant Accounting Policies

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods. Actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements:

    Valuation of Investments
    ________________________

     Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

     Investments in guaranteed investment contracts (GICs) are stated at contract value, which represents deposits received and interest earned at guaranteed rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain GICs. The Plan enters into

                              LEXMARK SAVINGS PLAN

                                      -----

2. Summary of Significant Accounting Policies, continued

    Valuation of Investments, continued
    ___________________________________

     synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Plan. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the commingled trust security or securities held in trust.

     The interest crediting rates for the synthetic GICs ranged from 3.6% to 4.7% and 2.8% to 5.2% as of December 31, 2004 and 2003, respectively. The average annual yields for the synthetic GICs ranged from 3.5% to 5.0% and 3.0% to 5.1% as of December 31, 2004 and 2003, respectively.

     In April 2003, the Financial Accounting Standards Board issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). SFAS 149 confirms that the guidance to be followed is the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," which require that benefit responsive investment contracts (including synthetic GICs) be measured at contract value. Accordingly, the underlying financial instruments held in trust and the wrapper contract are presented together in the financial statements at contract value. The fair market value of these contracts was $90,005,914 and $97,652,257 as of December 31, 2004 and 2003, respectively.

     The Lexmark Class A common stock is stated at fair market value as quoted by the New York Stock Exchange.

     Participant loans, short-term investments and cash are stated at cost, which approximates fair market value.

     Fair market value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair market value could significantly affect the Plan's net assets available for benefits.

    Net Appreciation/Depreciation
    _____________________________

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

    Distributions to Withdrawing Participants
    _________________________________________

     Distributions to withdrawing participants are recorded when paid.

                              LEXMARK SAVINGS PLAN

                                      -----


3.  Investments

     The investments that represent 5% or more of the Plan's net assets as of the beginning of the plan year at December 31, 2004 and 2003 are as follows (amounts in thousands of dollars, except share data):

                                                                                    2004            2003
                                                                                    ____            ____
      Investments at Fair Market Value:
       *Lexmark Stock Fund (Class A common stock - 1,171,328 and
         1,274,893 shares, respectively)                                       $    99,563       $ 100,258
       *Fidelity Management and Research Company:
           Low-Priced Stock Fund (1,718,591 and 1,478,118 shares,
             respectively)                                                          69,173          51,705
           Equity-Income Fund (972,509 and 920,106 shares,
             respectively)                                                          51,329          45,775
           Spartan U.S. Equity Index Fund (770,891 and 749,601
             shares, respectively)                                                  33,040          29,542
           Contrafund (663,499 and 572,615 shares, respectively)                    37,647          28,259
           Diversified International Fund (987,332 and 778,607
             shares, respectively)                                                  28,277          18,780 **
       Vanguard Growth and Income Fund (475,138 shares)                             23,752            -
       *Other investments at fair market value (individually less
         than 5% of net assets)                                                     86,478          91,739
                                                                                   _______         _______
              Total investments at fair market value                               429,259         366,058
                                                                                   _______         _______
      Investments at Contract Value:
       Fixed Income Fund:
           Monumental:
               Synthetic GIC including Wellington Separate Account and Wrap
               Agreement Contract #MDA-00546TR at 4.7% and 5.2% as of December
               31, 2004 and 2003, respectively. Wrapper fair market value of
               $(592) and $(694) as of December 31, 2004 and 2003,
               respectively.                                                        32,671          27,181
            Other investments at contract value (individually less
               than 5% of net assets)                                               56,124          66,702
                                                                                   _______         _______
              Total investments at contract value                                   88,795          93,883
                                                                                   _______         _______
              Total investments                                                $   518,054       $ 459,941
                                                                                   =======         =======

      * Parties-in-interest to the Plan.

      ** Investment did not represent more than 5% of the Plan's net assets as of the beginning of the Plan year ending December 31, 2003.

                              LEXMARK SAVINGS PLAN

                                      -----

3.  Investments, continued


     For the year ended December 31, 2004, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

                                                                2004
                                                                ____

      Lexmark Class A common stock                           $   8,928
      Mutual funds                                              27,668
                                                             _________


      Net appreciation in fair market value of investments   $  36,596
                                                             =========


4.  Administrative Expenses

     Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay an annual participant fee (on a quarterly basis for periods prior to December 31, 2004); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.


5.  Income Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated April 18, 2003, that the Plan and related trust, each as amended prior to April 18, 2003, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"), as amended, and are tax exempt under section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Accordingly, a provision for federal income taxes has not been made.

     Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

     A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.


6.  Plan Termination

     The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan

                              LEXMARK SAVINGS PLAN

                                      -----

6.  Plan Termination, continued

     termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.


7.  Concentration of Credit Risk

     Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 19% and 22% of Plan assets are invested in Lexmark Class A common stock as of December 31, 2004 and 2003, respectively.


8.  Investment Risk

     The Plan provides for various investment options in the Company's Class A common stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.


9.  Related Parties and Party in Interest Transactions

     At December 31, 2004 and 2003, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company ("FMR"), an affiliate of Fidelity Management Trust Company ("FMTC"), the Plan's trustee. Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

     At December 31, 2004, the Plan held 1,171,328 shares of Lexmark Class A common stock valued at $99,562,864. At December 31, 2003, the Plan held 1,274,893 shares of Lexmark Class A common stock valued at $100,257,605.

                              SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004



 (A)           (B)                             (C)                                (D)          (E)

    Identity of issuer, borrower,                                                             Current
    lessor or similar party             Description of investment                 Cost**       value
    _____________________________       _________________________                 ______   ____________
 *  Fidelity Management and Research    Lexmark Stock Fund (Class A common stock)          $ 99,562,864
 *  Fidelity Management and Research    Contrafund                                           37,646,910
 *  Fidelity Management and Research    Equity-Income Fund                                   51,329,031
 *  Fidelity Management and Research    Low-Priced Stock Fund                                69,173,294
 *  Fidelity Management and Research    Diversified International Fund                       28,277,192
 *  Fidelity Management and Research    Freedom Income Fund                                   1,531,909
 *  Fidelity Management and Research    Freedom 2000 Fund                                     4,978,003
 *  Fidelity Management and Research    Freedom 2010 Fund                                    10,061,708
 *  Fidelity Management and Research    Freedom 2020 Fund                                     9,683,238
 *  Fidelity Management and Research    Freedom 2030 Fund                                    10,170,940
 *  Fidelity Management and Research    Freedom 2040 Fund                                     1,165,417
 *  Fidelity Management and Research    Freedom 2005 Fund                                     1,178,354
 *  Fidelity Management and Research    Freedom 2015 Fund                                       722,658
 *  Fidelity Management and Research    Freedom 2025 Fund                                       152,237
 *  Fidelity Management and Research    Freedom 2035 Fund                                       174,659
 *  Fidelity Management and Research    Retirement Govt. Money Market Portfolio              10,201,815
 *  Fidelity Management and Research    Spartan U.S. Equity Index Fund                       33,040,381
    Pacific Investment Management Com   PIMCOLTotal Return Fund Inst                         12,138,051
    Pacific Investment Management Com   PIMCOLHigh Yield Fund Inst                            4,169,963
    Vanguard                            Growth & Income Fund                                 23,752,151
    Vanguard                            Explorer Fund                                         7,596,636
    American AAdvantage Funds           Small Cap Value Fund                                  2,881,649
 *  Fidelity Management Trust Co.       Short-Term Interest Bearing Funds                     2,919,052
 *  Participant Loans                   Loans receivable - interest rates at prime
                                          plus 1.25%;from 5.25% to 10.75%,
                                          maturing at various dates through January 16, 2010. 6,750,842

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004


 (A)           (B)                          (C)                                (D)            (E)

    Identity of issuer, borrower,                                                           Current
    lessor or similar party          Description of investment                 Cost**        value
    _____________________________    _________________________                 ______    ____________

    Fixed Income Fund:

       Bank of America               Synthetic GIC Wrap Agreement
                                        Contract #01-205 at 3.6%                             (80,779)
       INVESCO                       INVESCO AAA ABS Group Trust                          12,807,609
                                                                                          __________
                                                                                          12,726,830
                                                                                          __________
       ING Life Insurance &          Synthetic GIC Wrap Agreement
         Annuity Company                 Contract #60009 at 4.1%                             (82,184)
       STIF                          Cash                                                  1,565,227
       MBSN AGY PAC                  4.0000% 02-15-2010                                      776,822
       CMBS AGY MF BLN               6.6300% 08-01-2009                                    1,033,129
       AB-Home Eq Agy                3.9000% 07-25-2042                                      344,661
       US Treas Note                 3.2500% 08-15-2007                                      506,880
       US Treas Note                 3.6300% 07-15-2009                                      356,873
       US Treas Note                 3.3800% 11-15-2008                                    1,202,024
                                                                                           _________
                                                                                           5,703,432
                                                                                          __________
       IXIS Financial Products       Synthetic GIC Wrap Agreement
                                        Contract #1806-01 at 4.0%                           (141,383)
       STIF                          Cash                                                  1,538,833
       MBS AGY HYB PP                4.3700% 10-01-2033                                      770,480
       MBS AGY HYB PP                4.5100% 11-01-2033                                    1,051,228
       MBS AGY ALT-A                 6.3900% 07-25-2033                                      465,382
       AB-Home Eq Agy                4.7800% 11-25-2033                                    1,016,095
       AB-Stranded Cost              5.5400% 06-25-2009                                    1,033,759
       MBSN NAG PT ARM               4.6000% 07-25-2034                                      890,222
       US Treas Note                 3.6300% 07-15-2009                                    3,568,729
                                                                                          __________
                                                                                          10,193,345
                                                                                          __________
       JPMorgan Chase Bank           Synthetic GIC Wrap Agreement
                                        Contract #ALEX-T at 3.7%                              (2,581)
       STIF                          Cash                                                    203,489
       CMBS CONDUIT                  6.6400% 01-17-2032                                    1,376,586
       CMBS CONDUIT                  6.4600% 05-15-2032                                    1,086,428
       MBSN AGY PAC                  5.0000% 04-15-2025                                    1,010,796
       MBS AGY HYB PP                4.1600% 09-01-2033                                    1,003,374
       AB-Home Eq Agy                2.5700% 12-25-2042                                      684,985
       AB-Prime Auto                 4.0000% 12-15-2009                                    1,011,587
       US Treas Note                 3.2500% 08-15-2007                                    1,013,760
       US Treas Note                 3.6300% 07-15-2009                                    1,988,292
       US Treas Note                 3.3800% 11-15-2008                                    2,854,808
                                                                                          __________
                                                                                          12,231,524
                                                                                          __________
       State Street Bank &           Synthetic GIC Wrap Agreement
          Trust Comp                    Contract #101068 at 4.7%                            (293,294)
       STIF                          Cash                                                    294,439
       AB-Prime Auto                 2.5300% 02-25-2008                                      990,654
       CMBS CONDUIT                  7.4400% 08-15-2031                                    1,137,243
       AB-Mon Cred Cd                4.9000% 03-15-2010                                    1,034,430
       CMBS CONDUIT                  6.4800% 05-17-2040                                    1,081,370
       MBSN AGY HYBRID               6.0700% 08-01-2031                                      144,682
       MBS AGY HYBRID                4.3500% 11-01-2033                                      991,157
       AB-Home Eq Agy                5.0300% 08-25-2043                                    1,015,324
       CMBS CONDUIT                  6.4200% 05-15-2035                                    1,080,095
       CMBS CONDUIT                  6.5900% 03-15-2030                                      977,448
       MBSN NAG PT ARM               4.9400% 03-25-2034                                      804,532
       US Treas Note                 3.2500% 08-15-2007                                    2,787,839
       US Treas Note                 3.3800% 11-15-2008                                      901,518
                                                                                          __________
                                                                                          12,947,437
                                                                                          __________
       UBS AG                        Synthetic GIC Wrap Agreement
                                        Contract #5099 at 3.7%                               (17,894)
       INVESCO                       INVESCO AAA ABS Group Trust                           2,339,446
                                                                                          __________
                                                                                           2,321,552
                                                                                          __________

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004



 (A)           (B)                          (C)                                (D)            (E)

    Identity of issuer, borrower,                                                            Current
    lessor or similar party          Description of investment                 Cost**         value
    ____________________________     _________________________                 ______     ___________

        Monumental                   Synthetic GIC Wrap Agreement
                                        Contract #MDA-00546TR at 4.7%                       (592,367)
        US Dollar                    Overdraft                                              (198,727)
        AmerUs Group Co              6.9500% 06-15-05                                         81,306
        Chase EOD Bk Liq Fd          2.3372%                                               1,484,819
        MONY Group Inc               7.4500% 12-15-05                                         57,199
        PSA Corp Ltd 144A            7.1250% 08-01-05                                        133,101
        US Treasury Note             5.7500% 11-15-05                                      1,025,740
        Argentine Pesos Fwd          2.982500 05-18-05                                           198
        Argentine Pesos Fwd          3.010000 05-18-05                                           250
        Brazilian Real Fwd           2.966000 07-06-05                                           763
        Brazilian Real Fwd           2.967000 07-06-05                                         1,797
        Brazilian Real Fwd           2.994000 07-06-05                                        (1,111)
        Chilean Pesos Fwd            566.500000 11-10-05                                         389
        Chilean Pesos Fwd            584.150000 11-10-05                                      (1,273)
        Chilean Pesos Fwd            585.500000 11-10-05                                       4,277
        Chilean Pesos Fwd            590.000000 11-10-05                                      (1,671)
        Chilean Pesos Fwd            597.700000 11-10-05                                      (2,050)
        Colombian Peso Fwd           2447.000000 01-13-05                                     (1,105)
        Colombian Peso Fwd           2482.000000 01-13-05                                      2,673
        Czech Rep KorunaFwd          23.196500 02-01-05                                          767
        Czech Rep KorunaFwd          23.234000 02-01-05                                       (1,390)
        Czech Rep KorunaFwd          23.385500 02-01-05                                        2,420
        EURO Fwd                     1.291495 01-27-05                                        38,092
        EURO Fwd                     1.294205 01-27-05                                        16,915
        EURO Fwd                     1.295705 01-27-05                                      (194,176)
        EURO Fwd                     1.318050 01-27-05                                        (1,659)
        EURO Fwd                     1.329680 01-27-05                                           895
        EURO Fwd                     1.331620 01-27-05                                        22,205
        EURO Fwd                     1.332370 01-27-05                                        26,331
        EURO Fwd                     1.333020 01-27-05                                          (795)
        EURO Fwd                     1.339150 01-27-05                                        (1,018)
        EURO Fwd                     1.342750 01-27-05                                         8,383
        EURO Fwd                     1.349940 01-27-05                                           460
        Hungarian ForintFwd          185.900000 02-16-05                                         519
        Indian Rupees Fwd            44.100000 07-29-05                                          104
        Indian Rupees Fwd            44.350000 07-29-05                                         (214)
        Indian Rupees Fwd            44.530000 07-29-05                                         (368)
        Indian Rupees Fwd            44.850000 07-29-05                                        1,534
        Indonesian Rupia Fwd         9280.000000 03-15-05                                         (6)
        Israel Shekel Fwd            4.338900 02-03-05                                            91
        Japanese Yen Fwd             104.062400 01-13-05                                      11,256
        Japanese Yen Fwd             104.062800 01-13-05                                     (11,259)
        Mexican Pesos Fwd            11.248500 01-24-05                                          166
        Mexican Pesos Fwd            11.346000 01-24-05                                         (236)
        Mexican Pesos Fwd            11.359500 01-24-05                                         (321)
        Mexican Pesos Fwd            11.360000 01-24-05                                          579
        Philippine PesosFwd          58.980000 12-22-05                                         (105)
        Philippine PesosFwd          59.120000 12-22-05                                          (61)
        Poland Zloty Fwd             3.171700 02-01-05                                        (1,903)
        Poland Zloty Fwd             3.201600 02-01-05                                         4,453
        Russian Ruble Fwd            27.845000 03-21-05                                          115
        Russian Ruble Fwd            28.005000 03-21-05                                         (398)
        Russian Ruble Fwd            28.180000 03-21-05                                        1,239
        Singapore $ Fwd              1.634700 02-23-05                                           146
        Singapore $ Fwd              1.644500 02-23-05                                           274
        Singapore $ Fwd              1.655600 02-23-05                                          (478)
        Slovakian Koruna Fwd         29.401000 02-03-05                                        1,024
        South Korean Won Fwd         1049.500000 02-24-05                                        700
        South Korean Won Fwd         1054.900000 02-24-05                                        358
        South Korean Won Fwd         1056.900000 02-24-05                                       (543)
        South Korean Won Fwd         1069.000000 02-24-05                                       (854)
        Taiwan $ Fwd                 31.540000 11-21-05                                        1,907

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004


 (A)           (B)                          (C)                                (D)            (E)

    Identity of issuer, borrower,                                                           Current
    lessor or similar party          Description of investment                 Cost**        value
    ____________________________     _________________________                 ______      ____________

        Taiwan $ Fwd                  31.885000 11-21-05                                      (1,427)
        Thai Baht Fwd                 39.290000 01-12-05                                         687
        Thai Baht Fwd                 39.550000 01-12-05                                        (726)
        Turkish Lira Fwd              4/19/2005                                                3,228
        Turkish Lira Fwd              4/19/2005                                               (2,382)
        Turkish Lira Fwd              4/19/2005                                               (1,289)
        US Treasury Note              1.6250% 02-28-06                                       591,936
        US Treasury Bond              4.3750% 05-15-07                                       513,895
        US Treasury Bond              5.5000% 08-15-28                                       541,115
        US Treasury Bond              7.1250% 02-15-23                                       319,120
        US Treasury Bond              8.7500% 08-15-20                                       506,002
        US Treasury Bond              8.8750% 08-15-17                                       708,860
        US Treasury Bond              9.2500% 02-15-16                                       356,940
        US Treasury Note              6.5000% 10-15-06                                       848,096
        US Treasury Note              7.0000% 07-15-06                                       795,255
        Russia Fed STP 144A           5.0000% 03-31-30                                       185,625
        Trinidad & Toba 144A          9.7500% 07-01-20                                        34,313
        Trinidad & Toba RgSS          9.7500% 07-01-20                                         6,862
        United Mexican Sts            8.3750% 01-14-11                                       140,880
        Republic of Uruguay           17.7500% 02-04-06                                      101,117
        ASC 97-D5 A1B CMBS            6 6600% 02-14-43                                       122,197
        CCMSC 98-2 A2 CMBS            6.3900% 11-18-30                                        53,996
        CSFB 97-C2 A3 CMBS            6.5500% 01-17-35                                       148,833
        DLJMA97-CF2 A1B 144A          6.8200% 10-15-30                                       118,343
        GCCFC 2003-C2 A4              4.9150% 01-05-36                                       202,868
        GMACC 99-CTL1 A 144A          7.1510% 12-15-16                                        21,234
        MSC 2003-T11 A4               5.1500% 06-13-41                                       206,944
        MSDWC 01-TOP3 A3CMBS          6.2000% 07-15-33                                       186,986
        MSDWC 01-TOP3 A4CMBS          6.3900% 07-15-33                                        55,276
        MSDWC 03-TOP9 A2              4.7400% 11-13-36                                       130,980
        NASC 98-D6 A1B CMBS           6.5900% 03-15-30                                       151,317
        AESOP AU 98-1A 144A           6.1400% 05-20-06                                       100,782
        AMCAR 2004-CA A3              3.0000% 03-06-09                                        89,349
        CCCIT 2004-A4 A4              3.2000% 08-24-09                                        99,065
        CCCIT CC 2003-A6 A6           2.9000% 05-17-10                                       224,057
        COAFT AU 03-B A4              3.1800% 09-15-10                                       228,461
        COMET CC 03-A4 A4             3.6500% 07-15-11                                        44,760
        DCAT 2004-B A3                3.1800% 09-08-08                                       109,783
        FCCMT CC 03-A A               2.4000% 07-15-08                                       228,395
        HDMOT 2004-3 A2               3.2000% 05-15-12                                       217,870
        MBNAS 2003-A11 A11            3.6500% 03-15-11                                       238,646
        NAROT 2004-A A4               2.7600% 07-15-09                                       294,276
        ONYX 2004-C A3                2.9400% 11-15-08                                       148,914
        USAOT 2004-1 A4               2.6700% 10-15-10                                       225,715
        WESTO AU 03-4 A4              3.1500% 05-20-11                                       228,924
        WMECO SCU 01-1 A              6.5300% 06-01-15                                        69,002
        ACE Capital Trust II          9.7000% 04-01-30                                       132,126
        American Finl Group           7.1250% 04-15-09                                        77,211
        Athena Neuro Finance          7.2500% 02-21-08                                        62,700
        Bank of America Corp          7.4000% 01-15-11                                       173,994
        Citigroup Inc                 5.0000% 09-15-14                                       200,964
        ERAC USA Fin 144A             8.0000% 01-15-11                                        81,754
        Everest RE Group Ltd          8.7500% 03-15-10                                       142,517
        Farmers Ins Exc 144A          7.0500% 07-15-28                                       153,287
        HBOS PLC 144A                 6.0000% 11-01-33                                        78,485
        Household Finance             6.3750% 10-15-11                                       143,248
        Intl Lease Finance            2.9500% 05-23-06                                        49,722
        Intl Lease Finance            5.7500% 10-15-06                                        62,329
        JPMorgan Chase & Co           5.1250% 09-15-14                                       171,108
        Liberty Mut Ins 144A          7.6970% 10-15-97                                        85,381
        MMI Capital Trust I           7.6250% 12-15-27                                        49,334
        Marsh & McLennan              5.3750% 07-15-14                                        87,750
        Mizuho Fncl Grp 144A          5.7900% 04-15-14                                       104,874
        Morgan Stanley                4.7500% 04-01-14                                        97,450
        OCBC 144A                     7.7500% 09-06-11                                       117,454
        Popular NA                    3.8750% 10-01-08                                       129,177
        Protective Life MTN           4.0000% 04-01-11                                        97,194
        Prudential Financial          5.1000% 09-20-14                                        65,152

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004



 (A)           (B)                          (C)                                (D)           (E)

    Identity of issuer, borrower,                                                          Current
    lessor or similar party          Description of investment                 Cost**       value
    _____________________________    _________________________                 ______     __________

        Sumitomo Tsy NC 144A          9.4000% 12-29-49                                       115,963
        Torchmark Corp                6.2500% 12-15-06                                        73,561
        UFJ Finance Aruba             6.7500% 07-15-13                                       111,391
        USF&G Cap 144A                8.3120% 07-01-46                                       118,599
        Unitrin Inc                   4.8750% 11-01-10                                        69,324
        WR Berkley Corp               5.1250% 09-30-10                                       106,072
        XL Capital Europe             6.5000% 01-15-12                                        98,381
        XL Capital Ltd                5.2500% 09-15-14                                        44,933
        AMBEV                         10.5000% 12-15-11                                       87,850
        AMR 03-1 G AMBAC              3.8570% 07-09-10                                        18,239
        AOL Time Warner Inc           6.7500% 04-15-11                                        22,406
        AOL Time Warner Inc           6.8750% 05-01-12                                        22,766
        AOL Time Warner Inc           7.6250% 04-15-31                                        84,673
        AT&T - Liberty Media          7.8750% 07-15-09                                        55,756
        AT&T Broadband                8.3750% 03-15-13                                       123,249
        AT&T Corp                     9.0500% 11-15-11                                        46,210
        AT&T Wireless Svcs            7.8750% 03-01-11                                        94,159
        Altria Group Inc              7.0000% 11-04-13                                        48,792
        American Home Prods           6.9500% 03-15-11                                        89,816
        Anthem Inc                    6.8000% 08-01-12                                        27,997
        Cardinal Health Inc           6.7500% 02-15-11                                       104,882
        Centex Corp                   7.8750% 02-01-11                                       105,126
        Chancellor Media Cp           8.0000% 11-01-08                                       123,747
        Cox Communctns 144A           5.4500% 12-15-14                                        80,191
        Cox Enterprises 144A          8.0000% 02-15-07                                       102,455
        DaimlerChrysler NA            6.5000% 11-15-13                                        75,682
        DeutscheTel Intl Fin          8.5000% 06-15-10                                       107,254
        DeutscheTel Intl Fin          8.7500% 06-15-30                                        79,032
        Ferro Corp                    9.1250% 01-01-09                                        39,430
        Ford Motor Company            7.4500% 07-16-31                                        89,632
        Ford Motor Credit Co          5.7000% 01-15-10                                        85,701
        Ford Motor Credit Co          7.3750% 02-01-11                                       129,257
        France Telecom Step           8.5000% 03-01-11                                       107,328
        GMAC                          6.7500% 12-01-14                                        84,638
        GMAC                          6.8750% 09-15-11                                        91,955
        GTECH Holdings 144A           4.5000% 12-01-09                                        44,871
        General Motors Corp           8.3750% 07-15-33                                       180,013
        Goodrich (BF) Co              7.5000% 04-15-08                                        44,261
        Halliburton Co                5.5000% 10-15-10                                        26,351
        Halliburton Co                8.7500% 02-15-21                                        78,587
        Harrah's Operating            5.5000% 07-01-10                                        31,141
        Harrah's Operating            8.0000% 02-01-11                                       127,937
        Humana Inc                    7.2500% 08-01-06                                       126,507
        Hutchison Whamp 144A          5.4500% 11-24-10                                       103,529
        Kraft Foods Inc               4.1250% 11-12-09                                        29,826
        Kraft Foods Inc               4.6250% 11-01-06                                        50,980
        Kraft Foods Inc               6.2500% 06-01-12                                        87,642
        Lennar Corp                   7.6250% 03-01-09                                        78,709
        Liberty Media Corp            7.7500% 07-15-09                                        61,144
        Lubrizol Corp                 4.6250% 10-01-09                                        64,888
        Lubrizol Corp                 6.5000% 10-01-34                                        60,784
        Monsanto Company              4.0000% 05-15-08                                        30,039
        Monsanto Company              7.3750% 08-15-12                                        82,030
        Philip Morris Cos             6.3750% 02-01-06                                        30,762
        Potash Corp Sask Inc          7.7500% 05-31-11                                       117,809
        Premcor Refinin               6.1250% 05-01-11                                        52,250
        Pulte Corp                    7.8750% 08-01-11                                        87,155
        Rogers Cable Inc              6.2500% 06-15-13                                        70,350
        SBC Communications            5.1000% 09-15-14                                       136,252
        Schering-Plough Corp          6.5000% 12-01-33                                       101,842
        Sealed Air Corp 144A          5.3750% 04-15-08                                        87,546
        Singapore Tel 144A            6.3750% 12-01-11                                        27,549
        Sprint Capital Corp           6.1250% 11-15-08                                        10,726
        Sprint Capital Corp           6.8750% 11-15-28                                        87,572
        Sprint Capital Corp           7.6250% 01-30-11                                        23,225
        Staples Inc                   7.3750% 10-01-12                                        69,607
        Telefonica Europe BV          7.7500% 09-15-10                                        58,566
        Temple-Inland Inc             7.8750% 05-01-12                                       118,551
        Timken Co                     5.7500% 02-15-10                                        51,374

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004


 (A)           (B)                          (C)                                (D)            (E)

    Identity of issuer, borrower,                                                           Current
    lessor or similar party          Description of investment                 Cost**        value
    _____________________________    _________________________                _______    ___________

        Tricon Global Rstrnt          7.6500% 05-15-08                                        78,081
        Tyco Intl Group SA            6.3750% 02-15-06                                        93,041
        Tyson Foods Inc               8.2500% 10-01-11                                        83,250
        USA Interactive               7.0000% 01-15-13                                       165,807
        Weyerhaeuser Co               5.9500% 11-01-08                                        45,025
        AMR 01-1 A2                   6.8170% 11-23-12                                        47,000
        AMR AP 99-1 A2                7.0240% 04-15-11                                        61,800
        Contl Airl 00-1 A1            8.0480% 05-01-22                                        72,293
        Contl Airl 98-3 A2            6.3200% 11-01-08                                        60,075
        DAL 2000-1 A2                 7.5700% 05-18-12                                        34,475
        Delta Air Line 01-A1          6.6190% 09-18-12                                        27,723
        Northwest Airl 00-1           8.0720% 04-01-21                                        82,426
        Alliant Energy Res            9.7500% 01-15-13                                        90,878
        American Elec Pwr A           6.1250% 05-15-06                                       108,800
        Centerpoint Energy            5.8750% 06-01-08                                        52,380
        Duke Energy Corp              4.2000% 10-01-08                                        90,469
        Energen Corp MTN              7.6250% 12-15-10                                       103,954
        Enterprise Prod 144A          4.6250% 10-15-09                                        59,895
        Enterprise Prod 144A          6.6500% 10-15-34                                        30,824
        PSEG Power                    3.7500% 04-01-09                                        92,348
        Reliant Energy Inc            6.5000% 02-01-08                                        42,828
        Southern CA Edison            6.3750% 01-15-06                                       123,715
        TXU Corp 144A                 4.8000% 11-15-09                                        90,019
        TXU Corp 144A                 6.5000% 11-15-24                                        99,661
        Texas New Mexico Pwr          6.2500% 01-15-09                                        31,660
        Wellington Management Company WTC-CIF II CBP/HY                                       41,908
        Wellington Management Company WTC-CIF II CBP/MBS                                  10,559,519
        Avalonbay Cmnties             8.2500% 07-15-08                                        22,673
        Health Care Pptys             6.0000% 03-01-15                                        84,527
        Healthcare Realty             8.1250% 05-01-11                                        93,099
        Liberty Property Tr           8.5000% 08-01-10                                       118,557
        Spieker Properties            7.6500% 12-15-10                                        80,571
                                                                                       _____________
                                                                                          32,671,004
                                                                                       _____________
    Total Fixed Income Fund                                                               88,795,124
                                                                                       _____________
                                                                                       $ 518,054,078
                                                                                       =============



*   Party-in-interest to the Plan.

** These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                LEXMARK SAVINGS PLAN



Date: June 16, 2005                             By: /s/ Richard A. Pelini
      _____________                                 _____________________
                                                Richard A. Pelini
                                                Vice President and Treasurer
                                                Lexmark International, Inc.
                                                Plan Administrator

                                Index to Exhibits


Number      Description of Exhibit
______      ______________________


    23      Consent of Independent Registered Public Accounting Firm

                                                                      Exhibit 23

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 33-99330, 33-80879, 333-87851, 333-88303 and
333-53228) of Lexmark International, Inc. of our report dated June 2, 2005 relating to the financial statements of the Lexmark Savings Plan, which report is included in this Form 11-K for the year ended December 31, 2004.


/s/ PricewaterhouseCoopers LLP
______________________________
PricewaterhouseCoopers LLP


Lexington, Kentucky
June 15, 2005